UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
(X) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   National Patent Development, Corporation
   9 West 57 Street - Suite 4170
   New York, NY  10019
2. Issuer Name and Ticker or Trading Symbol
   General Physics Corporation.
   (GPH)
3. IRS or Social Security Number of Reporting Person (Voluntary)
   13-1926739
4. Statement for Month/Year
   01/20/97
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director (X) 10% Owner ( ) Officer (give title below) ( ) Other (specify below)

7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
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
Common Stock               |1/20/9|J(1)| |17,001            |A  |$4.50      |3,858,793          |D     |                           |
                           |7     |    | |                  |   |           |                   |      |                           |
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                           |1/23/9|J(2)| |3,,858,793        |D  |N/A        |                   |      |                           |
                           |7     |    | |                  |   |           |                   |      |                           |
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                           |1/23/9|J(2)| |1,062,500         |D  |N/A        |                   |      |By Five Star Group, Inc.   |
                           |7     |    | |                  |   |           |                   |      |                           |
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                           |1/23/9|J(2)| |637,500           |D  |N/A        |                   |      |By MXL Industries, Inc.    |
                           |7     |    | |                  |   |           |                   |      |                           |
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 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
___________________________________________________________________________________________________________________________________|
                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
___________________________________________________________________________________________________________________________________|

Explanation of Responses:
(1) On January 20, 1997, the Reporting Company received 17,001 shares of General Physics Corporation "GPH")
Common Stock pursuant to an agreement between the Reporting Company and GPC.
(2) On January 24, 1997, National Patent Development Corporation ("NPD"), General Physics Corporation ("GPC") and GPX Acquisition, Inc., a wholly-owned subsidiary of NPD ("GPX") entered into an Agreement and Plan of Merger whereby GPX was merged with and into GPC, with GPC being the surviving corporation the ("Merger"). In connection with the Merger transaction, Five Star Group, Inc. ("FSG") and MXL Industries, Inc. ("MXL") , wholly-owned subsidiaries of NPD, distributed their shares of GPC Common Stock to NPD prior to the effective date of the Merger. The shares of GPC owned by NPD, including those previously owned by FSG and MXL were canceled and retired prior to the effective date of the merger.
SIGNATURE OF REPORTING PERSON
Lydia M. DeSantis, Corporate Secretary
DATE
February 10, 1997